UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-19771
CUSIP NUMBER: 237887104

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ACORN ENERGY, INC.
Full Name of Registrant

ACORN FACTOR, INC.
Former Name if Applicable

4 West Rockland Road
Address of Principal Executive Office (Street and Number)

Montchanin, Delaware 19710
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Barth	302	656-1707
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is preliminary consolidated results of operations data for Acorn Energy, Inc. (the "Company" or “us”) for the year ended December 31, 2007 and comparative data for the year ended December 31, 2006.

Sales. Sales increased by $1.54 million or 37% to $5.66 million in 2007 as compared to sales of $4.12 million in 2006. Of the increase in sales, $0.8 million was attributable to sales from our newly acquired SCR-Tech subsidiary whose sales were included in our consolidated sales during the period from November 7, 2007 to year end. Without SCR-Tech’s sales, our sales increased by $0.7 million or 18%. The increase in sales is attributable to certain new projects (primarily a new Naval solutions project) in our RT Solutions segment.

Gross profit. Gross profit increased marginally by $58,000 or 4% to $1.41 million in 2007 as compared to gross profit of $1.35 million in 2006. If the gross profit from our newly acquired SCR-Tech subsidiary was excluded, our gross profit would have decreased by $58,000 or 4% in 2007 as compared to 2006. Gross profit margins also decreased from 33% in 2006 to 25% in 2007, including SCR-Tech’s results, and 27% excluding SCR-Tech’s 2007 results. Gross profit in our RT Solutions segment increased as a result of increased sales. This increase was offset in part by a moderate decrease in gross margin for the segment (from 34% in 2006 to 31% in 2007) due to the completion in 2006 of a number of relatively high margin projects in the segment. The large decrease in gross margin (from 30% in 2006 to 16% in 2007) in our Other segment was due to a significant decrease in the number of billable hours in our DSIT subsidiary’s non-RT Solution activities without a commensurate decrease in labor costs.

Selling, marketing, general and administrative expenses (“SMG&A”). Our SMG&A costs increased by $0.7 million or 16% to $5.4 million in 2007 as compared to $4.7 million in 2006. A portion of the increase (approximately $250,000) was attributable to SMG&A costs from SCR-Tech for the period since our acquisition. We also had significantly increased professional fees due to our increase in corporate activity and Sarbanes-Oxley compliance as well as increased administrative salary costs. These increased costs offset the decrease of $0.7 million in non-cash stock compensation expense in 2007 as compared to 2006.

Finance expense, net. Finance expense, net, increased in 2007 as compared to 2006 from $30,000 to $1.6 million. The increase is entirely attributable to the finance costs associated with our private placement of convertible debt in the first and second quarters of 2007. Of the $1.6 million of interest expense recorded in 2007, $1.3 million was non-cash interest expense related to the amortization of beneficial conversion features, debt origination costs and the value of warrants issued in connection with our 2007 private placement of convertible debt.

Income tax benefit, net. We had an income tax benefit of $445,000 in 2007 due to the recording of deferred tax assets of $0.9 million as well as a reduction of a $0.7 million tax provision recorded in a previous year with respect to one of our foreign subsidiaries. Such tax benefits were partially offset by a $1.1 million current tax provision recorded as a result of our current year’s net income.

Gain on Comverge IPO. In April 2007, Comverge completed its initial public offering. As a result of the Comverge offering, the Company recorded an increase in its investment in Comverge and recorded a non-cash gain of $16.2 million in “Gain on public offering of Comverge”.

Gain on sale of shares in Comverge. In December 2007, as part of Comverge’s follow-on offering, we sold 1,022,356 of its Comverge shares for approximately $28.4 million, net of transaction costs and recorded a pre-tax gain of approximately $23.1 million.

Loss on private placement of Paketeria.  In September 2007, Paketeria completed a private placement of shares. As part of the transaction, the Company converted approximately $1.2 million of debt to equity in Paketeria. As a result of the Paketeria private placement, the Company recorded a decrease in its investment in Paketeria and recorded a non-cash gain of $37,000 in “Loss on private placement of Paketeria”.

Share of losses in Paketeria. In 2007, we recognized losses of $1.2 million representing our approximate 31% share of Paketeria’s losses for the year and amortization expense associated with acquired non-compete and franchise agreements and the change in value of options.

Net income. We had net income of $32.5 million in 2007 compared with a net loss of $6.1 million in 2006, due to a non-cash gain on the Comverge IPO of $16.2 million plus the gain recognized on our sale of Comverge shares of $23.1 million. Those gains were partially offset by our corporate expenses of approximately $3.1 million, net finance expenses of approximately $1.6 million, DSIT losses of $1.2 million and our share of losses in Paketeria of $1.2 million.

Acorn Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ACORN ENERGY, INC.

Date: April 1, 2008	By:	/s/	MICHAEL BARTH
Michael Barth
Chief Financial Officer